UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   4  )*

US WELL SERVICES INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

91274U200
(CUSIP Number)

3/31/2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91274U200	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The TCW Group, Inc., on behalf of the TCW Business Unit
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada corporation
NUMBER OF	5.	SOLE VOTING POWER
SHARES			0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY			10,757,195
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING			0
PERSON	8.	SHARED DISPOSITIVE POWER
WITH			10,757,195
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,757,195
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.95%
12.	TYPE OF REPORTING PERSON*(see instructions) HC/CO

Item 1(a).	Name of Issuer:

US WELL SERVICES INC

Item 1(b).	Address of Issuer's Principal Executive Offices:

1360 Post Oak Boulevard Suite 1800
Houston, TX 77056

Item 2(a).	Name of Persons Filing:

Item 2(b).	Address of Principal Business Office, or if None, Residence:

Item 2(c).	Citizenship:

The TCW Group, Inc., on behalf of the TCW Business Unit

865 South Figueroa Street Los Angeles, CA 90017 (Nevada Corporation)

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

91274U200

Item 3	If This Statement Is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G). (see Item 7) The TCW Group, Inc., on behalf of the TCW Business Unit
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership **
The TCW Group, Inc., on behalf of the Business Unit ***
	(a)	Amount beneficially owned: 10,757,195
	(b)	Percent of class: 13.95%
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: none.
(ii) Shared power to vote or to direct the vote: 10,757,195
(iii) Sole power to dispose or to direct the disposition of: none.
(iv) Shared power to dispose or to direct the disposition of: 10,757,195

** The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G.  In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

***     See Exhibit A

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filled to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Exhibit A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. See Exhibit A.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

Because this statement is filed pursuant to Rule 13d- 1(b), the following certification is included:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 8th of April, 2022.

The TCW Group, Inc., on behalf of the TCW Business Unit

By:	/s/ Meredith Jackson
Meredith Jackson Authorized Signatory

EXHIBIT A

RELEVANT SUBSIDIARIES OF PARENT HOLDING COMPANY

PART A: TCW Entities

Parent Holding Company:

The TCW Group, Inc.

Relevant Subsidiaries that are persons described in Rule 13d-1(b):

(i)	TCW Special Situations, LLC - a Delaware limited liability company and an Investment Adviser registered under the Investment Advisers Act of 1940

This Schedule 13G is being filed by The TCW Group, Inc. (“TCW”) on behalf of itself and its direct and indirect subsidiaries, which collectively constitute The TCW Group, Inc. business unit (the “TCW Business Unit”). The TCW Business Unit is primarily engaged in the provision of investment management services. The TCW Business Unit is managed separately and operated independently.

Investment funds affiliated with The Carlyle Group, L.P. (“The Carlyle Group”) hold a minority indirect ownership interest in TCW that technically constitutes an indirect controlling interest in TCW. The principal business of The Carlyle Group is acting as a private investment firm with affiliated entities that include certain distinct specialized business units that are independently operated including the TCW Business Unit.

Entities affiliated with The Carlyle Group may be deemed to share beneficial ownership of the securities reported herein. Information barriers are in place between the TCW Business Unit and The Carlyle Group. Therefore, in accordance with Rule 13d-4 under the Exchange Act, The Carlyle Group disclaims beneficial ownership of the shares beneficially owned by the TCW Business Unit and reported herein. The TCW Business Unit disclaims beneficial ownership of any shares which may be owned or reported by The Carlyle Group and its affiliates.

Entities affiliated with The Carlyle Group may beneficially own shares of an issuer to which this schedule relates and such shares are not reported herein.